UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.
 C.N.P.J. nº 90.400.888/0001-42
Publicly-Held Company with Authorized Capital

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Company”), in compliance with the provisions of Paragraph 4 of art. 157, of the Brazilian Corporate Law # 6.404/76, and Instruction # 358/02, issued by the Brazilian Securities and Exchange Commission (“CVM”), hereby announces to the market that the Company´s Board of Directors approved in the meeting held on this date the buyback program for the Company´s depositary share certificates (“Units”) (“Buyback Program”), to be held in treasury and subsequently sold.

The Buyback Program will cover the acquisition of up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares which, on September 30, 2010, correspond to approximately 0.21% of the outstanding shares, as defined in CVM Instruction 10.

The Buyback Program has the only purpose of enabling the risk management resulting from the rendering of market maker services by the Company of certain index funds every time the Units are included in the portfolio of the reference index of such funds. The repurchased Units shall be used by the Company exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to the Company´s risk management policy.

The Units shall be purchased in stock exchange, for their market price, through Santander Corretora de Câmbio e Valores Mobiliários S.A. (new corporate name of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A., pending Brazilian Central Bank´s approval), registered on CNPJ/MF under nº 51.014.223/0001-49, with head office at Av. Presidente Juscelino Kubistchek, nºs 2041 and 2235 – Part, 24th floor - Vila Olímpia - São Paulo - SP.

The term of Buyback Program is up to 365 days counted from the publication of the material fact with information about the operation, expiring on November 09, 2011.

São Paulo, November 09, 2010.

Carlos Alberto Lopez Galan
 Investors Relation Officer
 Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 9, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer